Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2010		2011		2012		2013		2014
Pre-tax income from continuing operations	$128,455		$48,379		$2,218		$(311,366)		$32,990
Fixed charges	49,051		52,255		96,698		89,112		70,107
Amortization of capitalized interest	713		958		790		1,020		199
Interest capitalized	(4,247)		(1,432)		(531)		—		—
Total adjusted earnings available for payment of fixed charges	$173,972		$100,160		$99,175		$(221,234)		$103,296

Fixed charges
Interest expense	$39,420		$45,207		$90,132		$83,765		$65,359
Interest capitalized	4,247		1,432		531		—		—
Amortization of debt-related expenses	4,882		5,113		5,374		4,743		4,264
Rental expense representative of interest factor	502		503		661		605		484
Total fixed charges	$49,051		$52,255		$96,698		$89,113		$70,107

Ratio of earnings to fixed charges (1)	3.5	x	1.9	x	1.0	x	(2.5)	x	1.5	x

(1)
For the year ended December 31, 2013, earnings were insufficient to cover fixed charges by $310.3 million. The deficiency included the effect of a pre-tax non-cash impairment, dry-hole costs and abandonment expense charge of $238.4 million. The deficiency was also partially due to a pre-tax unrealized loss on commodity hedges of $28.4 million.